UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 3, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2022 FIRST QUARTERLY REPORT

This announcement is made pursuant to the requirements under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2022 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made simultaneously by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2022 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

Liu Shaoyong, the person-in-charge of the Company, Li Yangmin, the officer-in-charge of accounting of the Company, and Zhou Qimin, the officer-in-charge of the accounting department (accounting officer) of the Company, hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in this first quarterly report of the Company are unaudited.

1.	KEY FINANCIAL DATA

(1)	Key accounting data and financial indicators

	Unit: million Currency: RMB
Item	For the reporting period	Increase/decrease for the reporting period compared with the same period last year
		(%)

Revenue	12,665	-5.45
Net profit attributable to shareholders of the listed company	-7,760	N/A
Net profit attributable to shareholders of the listed company after deducting non-recurring profit or loss	-7,823	N/A
Net cash flow from operating activities	-4,067	-1,399.36
Basic earnings per share (RMB/share)	-0.41	N/A
Diluted earnings per share (RMB/share)	-0.41	N/A
Weighted average return on net assets (%)	-16.33	Decreased by 9.00 pt

Item	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year
			(%)

Total assets	283,792	286,548	-0.96
Owners’ equity attributable to shareholders of the listed company	43,641	51,373	-15.05

Note:	The “reporting period” refers to the three-month period from the beginning of this quarter to the end of this quarter, the same for below.

(2)	Non-recurring profit or loss items and relevant amounts

	Unit: million	Currency: RMB
Item		Amount for the reporting period

Profit or loss from disposal of non-current assets		9
Profit or loss from change in fair value of held-for-trading financial assets, derivative financial assets, held-for-trading financial liabilities and derivative financial liabilities, and investment gains from disposal of held-for-trading financial assets, derivative financial assets, held-for-trading financial liabilities, derivative financial liabilities and other debt investments, other than effective hedging business in the ordinary operations of the Company		-5
Non-operating income and expenses other than the above		94
Less: Effect on income tax		22
Effect on minority interests (after tax)		13

Total		63

Description of the circumstances in which the non-recurring profit or loss items listed in the “Explanatory Announcement No. 1 on Information Disclosure for Companies Offering Their Securities to the Public — Non-recurring Profit or Loss” (《公開發行證券的公司信息披露解釋性公告第 1 號 — 非經常性損益》) are defined as recurring profit or loss items

☐  Applicable    ☒  Not Applicable

(3)	Details and reasons for changes in key accounting data and financial indicators

☒  Applicable    ☐  Not Applicable

Item	Change	Major reasons
(%)

Net profit attributable to shareholders of the listed company	N/A

Mainly attributable to the decline in demand of the passenger transportation market due to the impact of COVID-19, as well as the significant increase in jet fuel costs as compared to the same period last year due to the high jet fuel prices

Net profit attributable to shareholders of the listed company after deducting non-recurring profit or loss	N/A

Mainly attributable to the decline in demand of the passenger transportation market due to the impact of COVID-19, as well as the significant increase in jet fuel costs as compared to the same period last year due to the high jet fuel prices

Net cash flow from operating activities	-1,399.36	Mainly attributable to the decrease in ticket sales during the reporting period as compared to the same period last year

Basic earnings per share (RMB/share)	N/A	Mainly attributable to the decline in operating results during the reporting period

Diluted earnings per share (RMB/share)	N/A	Mainly attributable to the decline in operating results during the reporting period

2.	INFORMATION OF SHAREHOLDERS

(1)	Total number of ordinary shareholders and number of preferred shareholders with restored voting rights and shareholding of the 10 largest shareholders

Unit: share
Total number of ordinary shareholders as at the end of the reporting period	174,945
Total number of preferred shareholders with restored voting rights as at the end of the reporting period (if any)	N/A

Shareholding of the 10 largest shareholders

Name of shareholder	Nature of shareholder	Number of shares held	Percentage of shares held	Number of shares with trading moratorium held	Pledged, marked or locked-up
			(%)		Status	Number

China Eastern Air Holding Company Limited (中國東方航空集團有限公司)	State-owned legal person	7,567,853,802	40.10	2,494,930,875	None	0

HKSCC Nominees Limited	Overseas legal person	4,701,535,905	24.91	517,677,777	Unknown	—

Shanghai Jidaohang Enterprise Management Company Limited (上海吉道航企業管理有限公司)	Domestic non- state-owned legal person	589,041,096	3.12	589,041,096	None	0

China National Aviation Fuel Holding Company Limited (中國航空油料集團有限公司)	State-owned legal person	502,767,895	2.66	0	None	0

Delta Air Lines, Inc.	Overseas legal person	465,910,000	2.47	0	None	0

Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司)	Domestic non- state-owned legal person	465,838,509	2.47	0	Pledged	285,838,509

CES Finance Holding Co., Ltd. (東航金控有限責任公司)	State-owned legal person	457,317,073	2.42	0	None	0

China Securities Finance Corporation Limited (中國證券金融股份有限公司)	State-owned legal person	429,673,382	2.28	0	None	0

Shanghai Juneyao (Group) Co., Ltd. (上海均瑤 (集團) 有限公司)	Domestic non- state-owned legal person	311,831,909	1.65	311,831,909	Pledged	311,831,909

China Structural Reform Fund Corporation Limited (中國國有企業結構調整基金股份 有限公司)	State-owned legal person	273,972,602	1.45	273,972,602	None	0

Shareholding of the 10 largest holders of shares without trading moratorium

Name of shareholder	Number of listed shares without trading moratorium held	Class and number of shares
		Class	Number

China Eastern Air Holding Company Limited (中國東方航空集團有限公司)	5,072,922,927	RMB ordinary shares	5,072,922,927

HKSCC Nominees Limited	4,183,858,128	Overseas listed foreign shares	4,183,858,128

China National Aviation Fuel Holding Company Limited (中國航空油料集團有限公司)	502,767,895	RMB ordinary shares	502,767,895

Delta Air Lines, Inc.	465,910,000	Overseas listed foreign shares	465,910,000

Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司)	465,838,509	RMB ordinary shares	465,838,509

CES Finance Holding Co., Ltd. (東航金控有限責任公司)	457,317,073	RMB ordinary shares	457,317,073

China Securities Finance Corporation Limited (中國證券金融股份有限公司)	429,673,382	RMB ordinary shares	429,673,382

China COSCO Shipping Corporation Limited (中國遠洋海運集團有限公司)	232,919,254	RMB ordinary shares	232,919,254

Hong Kong Securities Clearing Company Limited (香港中央結算有限公司)	168,408,891	RMB ordinary shares	168,408,891

Agricultural Bank of China Limited — Guangfa Balance Selected Mixed Type Securities Investment Fund (中國農業銀行股份有限公司 — 廣發均衡優選混合型證券投資基金)	78,446,291	RMB ordinary shares	78,446,291

Description of connected relationship or activities in concert among the above shareholders	1.	China Eastern Air Holding Company Limited (“CEA Holding”) owns 100% equity interest in CES Finance Holding Co., Ltd. Among the 4,701,535,905 shares held by HKSCC Nominees Limited, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner, and CEA Holding owns 100% equity interest in CES Global.

	2.	Shanghai Juneyao (Group) Co., Ltd. is the controlling shareholder of Juneyao Airlines Co., Ltd. (“Juneyao Airlines”). Among the 4,701,535,905 shares held by HKSCC Nominees Limited, 546,769,777 shares are held by Shanghai Juneyao Airline Hong Kong Limited (“Juneyao Hong Kong”) in the capacity of beneficial owner, and Juneyao Airlines owns 100% equity interest in Juneyao Hong Kong.

	3.	The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

Description of the 10 largest shareholders and the 10 largest holders of shares without trading moratorium engaging in margin financing and securities lending as well as margin and securities refinancing business (if any)	N/A

As at the end of the reporting period, CES Global has pledged in aggregate 1,670,000,000 H shares of the Company; and Juneyao Hong Kong has pledged in aggregate 232,000,000 H shares of the Company.

3.	OTHER REMINDERS

Other important information on the operating condition of the Company during the reporting period that investors need to be reminded of

☒ Applicable         ☐ Not Applicable

(1)

On 21 January 2022, at the 2022 first regular meeting of the Board of the Company, the “Resolution Regarding the Provision of Guarantees for Certain Wholly-owned Subsidiaries” was considered and approved, and the Board agreed that the Company shall provide guarantees for two wholly-owned subsidiaries, namely Shanghai Eastern Flight Training Co., Limited and One Two Three Airlines Co., Ltd., as well as their wholly-owned subsidiaries, with a total cap of RMB3 billion. For details, please refer to the announcement of the Company published on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 21 January 2022.

(2)

On 21 March 2022, a Boeing 737 passenger aircraft of Yunnan Co., Ltd., a subsidiary of the Company, crashed while performing a flight from Kunming to Guangzhou. Since the plane crashed, the Company has attached great importance to the incident, immediately activated the emergency response plan and made every effort to carry out rescue and aftermath work. For details, please refer to the announcement of the Company published on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 21 March 2022.

4.	QUARTERLY FINANCIAL STATEMENTS

(1)	Type of audit opinion

☐ Applicable        ☒ Not Applicable

(2)	Financial statements

Consolidated Statement of Financial Position

31 March 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million Currency: RMB Type of audit: Unaudited

Item	31 March 2022	31 December 2021

Current assets:
Monetary capital	12,965	12,962
Held-for-trading financial assets	79	84
Hedge instruments	20	0
Trade receivables	1,498	974
Prepayments	247	160
Other receivables	2,484	2,397
Inventory	1,821	1,799
Held-for-sale assets	2	2
Non-current assets due within one year	304	304
Other current assets	8,656	9,228

Total current assets	28,076	27,910

Non-current assets:
Long-term equity investment	2,234	2,261
Other equity instrument investments	418	457
Hedge instruments	0	0
Investment properties	117	118
Fixed assets	88,520	89,954
Construction in progress	15,594	15,472
Right-of-use assets	123,308	124,663
Intangible assets	2,630	2,655
Goodwill	9,028	9,028
Long-term deferred expenses	2,319	2,452
Deferred income tax assets	9,580	9,580
Other non-current assets	1,968	1,998

Total non-current assets	255,716	258,638

Total assets	283,792	286,548

(2)	Financial statements (Cont’d)

Consolidated Statement of Financial Position (Cont’d)

31 March 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB     Type of audit: Unaudited

Item	31 March 2022	31 December 2021

Current liabilities:
Short-term borrowings	27,401	37,614
Hedge instruments	0	1
Notes payables	1,840	748
Trade payables	11,697	11,321
Account collected in advance	23	13
Contract liabilities	2,858	3,287
Staff remuneration payable	1,632	2,757
Tax payable	1,340	1,794
Other payables	3,748	3,870
Non-current liabilities due within one year	25,680	24,270
Other current liabilities	23,215	216

Total current liabilities	99,434	85,891

Non-current liabilities:
Long-term borrowings	27,773	28,151
Bonds payable	17,799	22,641
Hedge instruments	0	45
Lease liabilities	79,494	82,126
Long-term payables	1,264	1,340
Long-term staff remuneration payable	2,594	2,643
Estimated liabilities	7,339	7,270
Deferred income	87	91
Deferred income tax liabilities	0	0
Other non-current liabilities	1,339	1,440

Total non-current liabilities	137,689	145,747

Total liabilities	237,123	231,638

(2)	Financial statements (Cont’d)

Consolidated Statement of Financial Position (Cont’d)

31 March 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB     Type of audit: Unaudited

Item	31 March 2022	31 December 2021

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	18,874	18,874
Capital reserves	41,934	41,934
Other comprehensive income	-3,048	-3,076
Surplus reserves	782	782
Undistributed profits	-14,901	-7,141

Total owners’ equity (or shareholders’ equity) attributable to owners of the parent company	43,641	51,373

Minority interests	3,028	3,537

Total owners’ equity (or shareholders’ equity)	46,669	54,910

Total liabilities and owners’ equity (or shareholders’ equity)	283,792	286,548

Person-in-charge of the Company: Liu Shaoyong	Officer-in-charge of accounting: Li Yangmin	Officer-in-charge of the accounting department: Zhou Qimin

(2)	Financial statements (Cont’d)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

January – March 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB     Type of audit: Unaudited

Item	First quarter of 2022	First quarter of 2021
I. Total revenue	12,665	13,395
Of which: Revenue	12,665	13,395

II. Total operating costs	21,821	20,416
Of which: Operating costs	19,195	17,835
Taxes and surcharges	27	37
Selling expenses	554	676
Administrative expenses	804	706
Research and development expenses	75	44
Finance costs	1,166	1,118
Of which: Interest expenses	1,462	1,313
Interest income	91	41
Add: Other gains	869	1,301
Investment gains (“-” indicating losses)	-27	84
Of which: Gains from investments in associates and joint ventures	-27	-9
Gains arising from changes in fair value (“-” indicating losses)	-5	12
Credit impairment losses (“-” indicating losses)	0	0
Asset impairment losses (“-” indicating losses)	0	0
Gains from disposal of assets (“-” indicating losses)	12	-1

III. Operating profit (“-” indicating loss)	-8,307	-5,625
Add: Non-operating income	58	39
Less: Non-operating expenses	4	6

IV. Total profits (“-” indicating total losses)	-8,253	-5,592
Less: Income tax expenses	16	-1,479

V. Net profit (“-” indicating net loss)	-8,269	-4,113
(I) Classified by continuation of business
1. Net profit from continuing activities (“-” indicating net loss)	-8,269	-4,113
2. Net profit from discontinued activities (“-” indicating net loss)	0	0
(II) Classified by ownership
1. Net profit attributable to shareholders of the parent company (“-” indicating net loss)	-7,760	-3,805

2. Minority interests (“-” indicating net loss)	-509	-308

(2)	Financial statements (Cont’d)

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Cont’d)

January – March 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB     Type of audit: Unaudited

Item	First quarter of 2022	First quarter of 2021

VI. Other comprehensive income, net of tax	28	-424
(I) Other comprehensive income, net of tax, attributable to owners of the parent company	28	-424
1. Other comprehensive income that cannot be reclassified into profit or loss	-39	-65
(1) Other comprehensive income that cannot be transferred to profit or loss under the equity method	0	3
(2) Changes in fair value of other equity instrument investments	-39	-68
2. Other comprehensive income that will be reclassified into profit or loss	67	-359
(1) Cash flow hedge reserve	67	-359
(II) Other comprehensive income, net of tax, attributable to minority interests	0	0

VII. Total comprehensive income	-8,241	-4,537
(I) Total comprehensive income attributable to owners of the parent company	-7,732	-4,229
(II) Total comprehensive income attributable to minority interests	-509	-308

VIII. Earnings per share:
(I) Basic earnings per share (RMB/share)	-0.41	-0.23
(II) Diluted earnings per share (RMB/share)	-0.41	-0.23

Person-in-charge of the Company:	Officer-in-charge of accounting:	Officer-in-charge of the accounting department:
Liu Shaoyong	Li Yangmin	Zhou Qimin

(2)	Financial statements (Cont’d)

Consolidated Statement of Cash Flows

January – March 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB    Type of audit: Unaudited

Item	First quarter of 2022	First quarter of 2021
1. Cash flow from operating activities:
Cash received from sales of goods and provision of labour services	12,369	14,469
Refund of taxes	0	0
Other cash received from operating activities	1,867	2,759

Sub-total of cash inflow from operating activities	14,236	17,228

Cash paid for purchase of goods and receiving of labour services	10,319	9,125
Cash paid to and for employees	6,274	5,751
Taxes paid	314	639
Other cash paid for operating activities	1,396	1,400

Sub-total of cash outflow from operating activities	18,303	16,915

Net cash flow from operating activities	-4,067	313

2. Cash flow from investing activities:
Cash received from disposal of investment	0	141
Investment income in cash	0	80
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	0	0
Other cash received from investing activities	474	117

Sub-total of cash inflow from investing activities	474	338

Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	1,258	2,654
Investments paid in cash	0	0
Other cash paid for investing activities	0	0

Sub-total of cash outflow from investing activities	1,258	2,654

Net cash flow from investing activities	-784	-2,316

(2)	Financial statements (Cont’d)

Consolidated Statement of Cash Flows (Cont’d)

January – March 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB     Type of audit: Unaudited

Item	First quarter of 2022	First quarter of 2021
3. Cash flow from financing activities:
Cash received from acquisition of investment	0	0
Cash received from borrowings	42,000	54,515
Other cash received from financing activities	0	0

Sub-total of cash inflow from financing activities	42,000	54,515

Cash paid for repayment of indebtedness	31,551	40,146
Cash payments for distribution of dividends, profits expense or payment of interest	1,457	1,310
Other cash paid for financing activities	4,137	3,020

Sub-total of cash outflow from financing activities	37,145	44,476

Net cash flow from financing activities	4,855	10,039

4. Effect of changes in exchange rate on cash and cash equivalents	-1	6

5. Net increase in cash and cash equivalents	3	8,042
Add: Balance of cash and cash equivalents at the beginning of the period	12,950	7,651

6. Balance of cash and cash equivalents at the end of the period	12,953	15,693

Person-in-charge of the Company: Liu Shaoyong	Officer-in-charge of accounting: Li Yangmin	Officer-in-charge of the accounting department: Zhou Qimin

Adjustment to financial statements at the beginning of the year upon adoption of the new accounting standards for the first time starting from 2022

☐ Applicable        ☒ Not Applicable

The Board of

CHINA EASTERN AIRLINES CORPORATION LIMITED

29 April 2022

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).